Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale investor conference:

CORPORATE PARTICIPANTS

Ross Roadman Brookdale Senior Living Inc. - SVP, IR

Andy Smith Brookdale Senior Living, Inc. - CEO

Mark Ohlendorf Brookdale Senior Living, Inc. - Co-President & CFO

CONFERENCE CALL PARTICIPANTS

Kevin Fischbeck Bank of America Merrill Lynch - Analyst

PRESENTATION

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

It’s my pleasure to wrap up today’s presentations with Brookdale Senior Living. Brookdale is the largest provider of senior living services across the country. They also provide ancillary services through their innovative senior care business.

Presenting today, we have Andy Smith, who is the CEO, as well as Mark Ohlendorf, who is the President and CFO and we have Ross Roadman from IR here who is going to do some forward-looking statements.

Ross Roadman - Brookdale Senior Living Inc. - SVP, IR

Yes, I apologize, but we have a merger and some shareholder votes coming on. So my attorneys are insisting that I read this and I’ll try to do it as fast as I can.

Certain statements made during this conference may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We can give no assurance that our expectations will be attained and actual results and performance could differ materially. Factors which could cause events or circumstances to differ from the forward-looking statements include but are not limited to risks relating to the merger with Emeritus and the transactions HCP and other factors described in Brookdale’s SEC filings.

In connection with the merger, Brookdale plans to file with the SEC, a registration statement on Form S-4 that will include a joint proxy statement/prospectus, which will contain important information free copies of which may be obtained on Brookdale’s and the SEC’s websites.

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Brookdale and Emeritus and their ownership of Brookdale and Emeritus common stock is set forth in each of Brookdale’s and Emeritus’ annual reports and Form 10-K, each has filed with the SEC on April 30, 2014. Additional information may be included in the joint proxy statement.

This conference shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 as amended. Shorter than I did on the earnings call.

Andy Smith - Brookdale Senior Living, Inc. - CEO

Thanks, Ross. Since Ross has taken up all of our time though, I’ll just give a brief intro about Brookdale and what we are as a company and then we’ll go straight to your questions.

For those of you who aren’t familiar with Brookdale, as Kevin said we are the largest operator of seniors housing in the country today. We have 649 communities, 67,000 units and we employ right at 50,000 associates, also unique in the industry as we have a fully integrated and coordinated — seamlessly coordinated ancillary services program that embraces outpatient therapy, home health and hospice.

We are excited that we’ve recently signed a merger agreement that we believe will be transformational for both Brookdale and for our industry to merge with our largest competitor, Emeritus Corporation. Following that merger, we will have right at 112,000 units across 1,146 communities and we will have 80,000 associates. So we’re very excited about the merger and we look forward to discussing it with you all here today.

So, Kevin, with that introduction, we’re happy entertaining questions.

QUESTION AND ANSWER

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

Sure. Maybe I will kick off the Q&A here. I mean, I think that’s a great segue to the [obvious] kind of talk through you guys have outlined some major buckets where the synergies come from. So maybe just review that, but I think also there are certain things that aren’t really included (inaudible) to talk about what the opportunities are, where you see upside on top of that guidance?

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

Okay. Why don’t I start with what we’ve articulated so far. When we initially announced the merger, we articulated $0.40 of accretion and that’s free cash flow per share. About $0.25 of that relates to cost synergies, overhead synergies and community level cost saving synergies, not quite half and half between the two and then about $0.15 of the synergy relates to rolling out ancillary services within the Emeritus locations proper. We’ve rolled out those services across several portfolios within Brookdale. So we’ve got a pretty good sense of the economics of that replicate. So initially we communicated $0.40 of accretion.

We announced a couple of weeks ago a series of transactions that are conditioned on the closing of the merger that restructure the lease relationship between Emeritus and HCP, one of their large landlords as well as separately setting up a joint venture between Brookdale and HCP around our entry fee property site. That series of transactions, particularly the restructuring of the leases, it’s an additional $0.10 accretive. So in year three, we’ve articulated $0.50 of accretion out of the merger.

There are a number of areas where we haven’t quantified the accretion. You want to [take those]?

Andy Smith - Brookdale Senior Living, Inc. - CEO

Yes, I’ll take those. A couple [I’ll] mention of significant importance that we haven’t taken — again, as Mark said, we haven’t included in our accretion estimates, but we believe are there and are very excited about getting a couple of those are.

We believe firmly that the senior living industry is going to get more coordinated and more [amassed] into the healthcare system in this country generally. We think there are huge opportunities for a company of the size, scale, breadth and depth of Brookdale. With the infrastructure that we have that we think there are real upsides that will come from that.

Number two, we think there are real upsides from better market management. Segmentation of local markets, we think there real opportunities to get revenue and some level of cost accretion, but mostly revenue accretion by better managing in local markets.

Number three I’ll mention, for those of you who have followed Brookdale, we have a program which we call Program Max. That’s about repositioning and expanding our communities. We expect yields in sort of the mid-teens from doing that.

We now have 500 more opportunities to do that because Emeritus has 500 communities. And when you couple that with local market management, we see great things out of what we’re now calling Program Max 2.0.

The final thing I’ll mention that is not included is we initiated a national branding campaign as part of a revamping and reorganization of our marketing programs that started roughly a year ago. We think there’s a real white space out there and a real opportunity to create the first truly, nationally-known senior living solutions brand. There is no national brand right now in our industry. If you believe in that, the Emeritus transaction really super charges that effort because we think we can do that with 649 communities, if you add 500 to that, it just meaningfully increases the opportunity. There will be 6.5 million people over the age of 80 that live within 10 miles of one of our combined communities. So we think the brand is a huge upside opportunity for us.

And once we execute upon our branding initiative, we think it’s going to be a real competitive differentiator that frankly nobody else is going to be able to emulate.

So those are just a couple of things, Kevin, that I would add.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

I think, Mark, you’ve given numbers around every $100 million equaling, I forgot what the number was, $0.45 of CFFO from the Program Max type spending on Emeritus.

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

Yes. It will be — let’s see here, every $100 million, I’m trying to adjust it into our new capital structure here. That’s probably about — yes, that’s about right.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

Okay. But how much money do you think could be deployed on to the Emeritus?

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

Well in the Brookdale platform today, we’ve been working on developing Program Max pipeline projects now for a number of years. Kind of a core part of our local market strategy is range of product in scale and markets.

So it takes a little while to develop the appropriate sense of what products are we missing in a market, can we do an acquisition or not, how do those economics compare. So we’ll have to go through that analysis including the Emeritus communities as well.

This year, after about three or four years of developing this pipeline, in the Brookdale portfolio we’ll deliver about 400 new units of capacity, which doesn’t sound like a big number, but roughly speaking, you’re talking about project costs of $200,000 a unit, plus or minus.

So if those unlevered yields are 13%, 15%, the cost to capital obviously, substantially south of that. It’s pretty accretive over time if you can deliver a meaningful number of units each year. So in Emeritus portfolio, I’d expect it will take couple of three years to develop that pipeline of projects. But what’s now 400 units a year can clearly be a much more substantial number than that.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

And you mentioned kind of cost of financing. Can you talk a little bit about what you are seeing there? I know one of your competitors just talked about how their cost of financing dropped, I don’t (inaudible) 100 basis points or so as they look to refinance some things in kind of the 4% type range versus 5.5% previously. What are you seeing there?

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

Well the 10 year is stubbornly staying down and in fact I guess we have probably come in 30 or 40 basis points in the last 60 days or so. Depends a little bit on how much leverage you use in the transactions, fixed variable term, but it continues to be a very attractive financing market with secured debt. I don’t know. I would call the 10-year fixed rate market low 5%s, 5% to 5.25% to get to as low as 4%, that’s probably some floating rate debt. Pure floating rate debt for us today is probably low to mid 3%s.

Andy Smith - Brookdale Senior Living, Inc. - CEO

Right.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

And how do you think about leverage, I mean, obviously when you look at things on a gross basis, the leverage looks higher than most things in facilities, but where are you comfortable and how do you think about leverage?

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

Yes, we set a target in 2008, kind of at the height of the financial crisis to get our funded debt leverage down to six times. So that’s on balance sheet net debt to EBITDA. At that point, we were about 8.5 times levered. We actually got to the six times target about two years ago — two and a half years ago, and by the end of last year we were actually at 5.6 — 5.7 times. So to some extent, as we look forward into 2014, our growth rates were being pulled down a little bit because our leverage should come inside our target.

Now Emeritus, on the other hand, is a little more levered than Brookdale from a capital structure standpoint. So at the closing of that deal, we think the leverage goes to about 6.2 times.

Once we get through the first year, start to see some synergies, have some organic growth, the combined company should be back at or around 6.

We’ve also got a little different mix of fixed and floating rate debt between the two companies. Today Emeritus is virtually 100% fixed rate debt. Brookdale were about 60%-40%, fixed and floating. So we also get back pro forma to about 70% fixed rate debt which again is about where our target is. So I wish we had been so smart as to design it that way, but the combined company is almost right at our leverage and fixed rate debt targets that we’ve set.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

You mentioned, Andy, one of the reasons that there could be some upside is leveraging the national branding initiative that you guys started at the core Brookdale before you even went this way with Emeritus.

Emeritus saw some issues from a quality perspective they had a frontline (inaudible) on them. How do you think about how quickly you can re-brand those and is it important to rebrand those as Brookdale facilities to help occupancy or market perception?

Andy Smith - Brookdale Senior Living, Inc. - CEO

Well, to take the second question, our rebranding effort, we would have done irrespective of the frontline thing. The rebranding or the re-flagging of Emeritus’ assets is simply consistent with the fact that we see a huge upside in establishing a national brand name. It’s not reflective of anything or our view, if you will, on the Emeritus brand name which has some brand equity today. So really simply to capitalize on the opportunity to establish a national brand name is what’s driving us.

I’m sorry, what was the first part for your questions?

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

I just kind of wanted to understand like how important you thought that might be, is it just a matter of them getting the same risk that the core Brookdale gets from that or is there an opportunity to kind of overcome some of the issues doubly important to do it for Emeritus?

Andy Smith - Brookdale Senior Living, Inc. - CEO

I think that Emeritus, if they were left on their own, they would ultimately overcome the temporary setbacks that they saw from the frontline piece. So I really look at it, Kevin, simply as an opportunity to do what we had already set out to do which is to grow and establish this national brand. And I think it’s going to do great things for their 500 community, but I also think it’s going to do great things for our 649 communities as well.

Unidentified Audience Member

(inaudible) on the Emeritus Q1, in fact they did a real nice job on occupancy, but maybe sacrifice some rates?

Andy Smith - Brookdale Senior Living, Inc. - CEO

Right. Yes, I think that’s fair to say. I think — well first, let me step back and say, we are not running their business. We’re separate companies and until we consummate this merger, we have to operate as separate companies.

I do think it’s fair to say though that they have focused on the occupancy side of the equation as compared to the right side of the equation. I personally feel like they had a good first quarter and I feel pretty good about their decision to do that. As we go into this merger, I think I’d rather have them have more folks in their communities rather than less.

I think we’ve had a little bit of a different approach from Brookdale’s perspective. We feel awfully good about our rate performance in the first quarter, which I’ll talk about just a little bit.

On the independent living front, we printed a 4.9% rate increase, pretty good at least in our view point. When you strip away the skilled nursing rates, which were actually negative because of the effects of sequestration and that sort of thing, our assisted living in memory care rate growth was in the mid-3%, north of 3%. So we feel pretty good about that. So we kind of took a different tact as Brookdale, but we’re two separate companies right now.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

Can you talk a little bit about the outlook for organic growth? I mean last year was a really impressive year, much better than what we’ve seen the prior few years. As you are coming out of the economy bottoming, I think this year you are looking for a pretty much same thing, 6% to 8% type NOI. I guess, Q1 was a little bit below that, but, I guess, there are some items in it. How do you think about the ramp-up for the rest the year?

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

Q1, if you adjust for some unusual weather-related costs that we had, that NOI growth rate was about 5.5%. NOI growth rates in the first quarter tend to be a little bit lower because we do have some seasonality from an occupancy standpoint, tend to have a fair amount of softness in the first quarter. So I think we’re comfortable with our guidance for the year which obviously [suspends] the NOI growth rates.

If you were to give us a scorecard on the first quarter, you’d probably feel a little more bullish on rate, a little less bullish on occupancy, a little more sanguine about cost growth, but it’s kind of splitting hairs at this point this early in the year.

Unidentified Audience Member

And then if you can just comment a little bit more about the industry trends in terms of construction activity, which we have seen last year accelerating a little bit. It’s slowed down but what do you see in your markets and how do you view this as a potential threat or opportunity for you, the construction that’s happening in the assisted living and memory?

Andy Smith - Brookdale Senior Living, Inc. - CEO

Right. We’re relatively sanguine about construction. I think the latest NIC data show the construction starts down a little bit. We think the — at least in certain segments there are a lot of people who are quite concerned about the level of new construction growth, we’re not.

When you take the level of new construction starts and you compare that to the size of the existing inventory today, it’s really not very big. When you take it into account the seniors over the age of 80 who can afford our services are going to grow pretty dramatically over the next five years, not to speak even of the demographic growth over the longer term.

We just don’t — we’re mindful of it, we keep our eye on it. We watch out what’s happening in our local markets, but in an overarching sense, we are just not that terribly concerned.

Now there are a few local markets and you have — when you think about this, you have to really go back and look at the local markets that somebody who in local markets can be 2 miles — 2-mile radius in certain — for certain communities in certain markets, it can be 20 miles for other ones.

So you’ve really got to go back and look at — when you think about new construction, are they in your local markets, so they are truly competing with you, and are they also the same product type that your existing community is. And we see some, but really fairly isolated numbers of truly new — actual new construction that’s competing with our communities. When that happens, we actually have something we call new construction readiness action plans that are designed to deal with the fact that you are going to have a new competitor, you get plenty of warning, it takes several years to build these things. So you have plenty of time to plan for this new construction activity, and that’s really how we look at it. We’re mindful of it, but we’re not overly concerned.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

Tell a little bit about the HCP transaction, you guys have obviously created or have a lot of real estate value underpinning things and this was an interesting way to unlock some of that value. Is that transaction really about just an upside-down structure of some of Emeritus leases that kind of needed to be addressed or you guys think about unlocking real estate value in deals like this in the future?

Andy Smith - Brookdale Senior Living, Inc. - CEO

Yes, I wouldn’t count on deals like this in the future. I mean, this was a unique set of circumstances which I’ll talk about here in a second. I will say this. We have even after this HCP deal is closed, we will have a number of purchase options, many of which are bargain purchase options, some of which are fair market value purchase options. We would expect to either exercise those when they come due or to figure out alternative methods to monetize the value of those assets, like we did with this HCP transaction.

Now the way that we think about the HCP deal, summarize, think about it in two broad buckets, we did two things. One is we created an entrance fee joint venture which allowed us to buy four assets collectively with HCP that we currently manage, and we think that sets us up for a growth vehicle in a sector of the space that we really love, the entrance fee segment of the business, and for many seniors we think it’s actually the best product in seniors housing available to them. But it is very fragmented and under-covered, if you will. So we think we can marry HCP’s capital with our capital and our operating expertise and actually go out there and acquire assets over time. And the good news is, generally speaking, those assets are going to trade at 200 to 300 basis points north of what traditional rental seniors housing would trade at. So there is an enhanced yield associated with that.

The second piece of the HCP transaction is we were able to monetize these purchase options that Emeritus had and at the same time restructure the Emeritus lease portfolio that they had with HCP that at least in our view was somewhat over leveraged. So think of it this way, it’s not often that you get to do a transaction that’s accretive and financially attractive, in this case 25% more accretion, the 10% represents then we would get on the whole deal and at the same time we deleveraged and de-risked the transaction.

All of that having been said, we feel like it was a win-win transaction that we were able to do with HCP and we’re glad of it. We think it’s going to be really beneficial to us on a number of different facets.

The last thing I’ll say about the HCP transaction which is I don’t want to say subtle around $100 million, but it’s a piece of the transaction that some folks haven’t picked up on. I think it’s a real advantage to us that we’re able to access $100 million of HCP’s capital, which they will invest at our election into the 153 triple net leased assets. I mean I think that is a big deal that some folks don’t focus on in what is admittedly a pretty complex transaction.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

(inaudible) maybe I just didn’t appreciate it. The question, you mentioned entrance fee facilities, the CCRC only an entrance fee focused CCRC JV or would you do CCRC that were not entrance fees in that transactions?

Andy Smith - Brookdale Senior Living, Inc. - CEO

That joint venture is focused on the entrance fee segment. We could do lots of different things in that joint venture. But at least our expectation and I’m confident this is shared by HCP is that this is to participate in the entrance fee space.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

And just probably a little bit [two new to ask here] but in JV with entrance fees, how do you account for that on a CFFO basis?

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

That’s actually a pretty good question. The way we account for all of our JVs is to calculate the CFFO for the JV and then take our proportionate share. If we own 20% we would bring 20% of that calculated CFFO into our number. So in this case, we would expect to do the same thing but we own 51% of the JV. There are some more subtleties that we’re working through right now in terms of the GAAP reporting of that joint venture. So that’s part of what we’re continuing to work on getting the S-4 ready to file to conclude on what the accounting for that JV will be.

Unidentified Audience Member

The financing with interest rates where they are at 10-year, 2.54% something like that, why not fix more of that floating rate debt that you have, Mark?

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

Yes, that’s a good question. We do use caps on some of our floating rate debt. We tend to buy caps a couple of points out of the market, but it’s kind of the catastrophic protection. There is a number of issues here. One, we do have a group of assets that we own that we’re going to, just kind of a horrible word, but we’re going to manipulate the assets in some way. We are going to do a Program Max project, we’re considering selling the asset. There is something we’re going to do with the real estate.

Traditional, well, pretty much any medium or long-term fixed rate financing you put in place, it’s not cost effective to ever pay it off. It’s kind of the bottom line. So to the extent we’re going to do something with the assets, we use variable rate debt. It’s also true that we generate a fair amount of cash flow. So having some variable price debt capacity that we can pay down and redraw is more efficient in our capital structure. So we’ve developed a target of 20% to 30% floating rate debt. You could quibble should that be 15% to 25%, but we need to have some amount of floating rate debt in our capital structure to have enough flexibility to maximize the yields, if you will.

We would have had the same discussion five years ago on why we weren’t fixing all of our floating rate debt when the 10 year was 3.5%. What’s the new normal for interest rates. It’s a fair question.

Unidentified Audience Member

I should know, but you’ve given the year three accretion of the deal, but how should we think about year one and two?

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

I’ll be honest with you. When we communicate the accretion numbers there is actually 15 things going on. So we are trying to condense the communication down to the big buckets. Early in the deal, there are some accretive items that come to bear. There are also some dilutive items that come to bear. So for example, we’ve estimated that the transaction cost and the integration costs are roughly $100 million. We have to finance that, right. There is a borrowing cost for that. So that’s a cost early in the deal.

There are in fact some synergies early in the deal. We’ll save money on insurance programs early on, for example. So we’ve articulated it as roughly breakeven year one, somewhat accretive year two, those full numbers in year three. Honestly we are short-cutting the message a little bit. So if you looked in it in more detail, there are some things that are offsetting.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

Can you talk a little bit about the acquisition market, does Emeritus take you out of the market in the short term or you have capacity to continue to do things?

Andy Smith - Brookdale Senior Living, Inc. - CEO

Well we certainly have the capacity to continue to do things, but I think, Kevin, it’s fair to say that what we’re going to do is keep our eye on the ball and that ball right now is a big win which is to integrate the Emeritus platform and to execute against our plan. So we’re not going to be diverted from that focus. We’re going to focus on that like a laser.

And so to that extent, a new acquisition is going to have to be pretty darn compelling for us to want to do. Now if we can acquire a community that we manage, that we lease, that we have an option to purchase on, that there is no integration risk on, of course, we’ll do that. That’s a financing transaction really.

And on the entrance fee side of things, that part of our Company is in a stand-alone division which — no part of our Company is completely unaffected by this Emeritus integration, but I think that part of the organization in that division is the least effective or affected. And therefore, I think we would start to try to develop acquisition opportunities in that space in conjunction with HCP.

So I think you will find our appetite to be more muted in the immediate future, but certainly not non-existent. And if there is something compelling to do, we certainly feel like we’re capable of doing it.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

And I think in the last year or so, you kind of [have been doing a] little bit more divestures than I guess, maybe you’re doing kind of one off there, one off there. You mentioned market financing thought process involve the potential for more divestitures. How do you think about that on core Brookdale and then in Emeritus?

Andy Smith - Brookdale Senior Living, Inc. - CEO

Yes, there are always a handful of Brookdale communities that we feel like could be operated for a variety of reasons better by someone else; not very many, call it half a dozen, maybe. I think Emeritus has had a still small program of divestitures, but a little bit more robust than what we have. As we get these 1,146 communities under one roof, we’ll look — there will always be a handful of communities that we feel like, you know what, somebody else ought to operate these or will operate these more effectively than we can, but that’s always going to be a small part of our portfolio.

Kevin Fischbeck - Bank of America Merrill Lynch - Analyst

I think that’s all we have time for. Thank you very much.

Andy Smith - Brookdale Senior Living, Inc. - CEO

Thank you.

Mark Ohlendorf - Brookdale Senior Living, Inc. - Co-President & CFO

Thank you.

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Forward Looking Statements

Certain items in this communication (including statements with respect to the merger with Emeritus and the transactions with HCP) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe that expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results and performance could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our communities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger with Emeritus and the transactions with HCP, including in respect of the satisfaction of closing conditions to such transactions; unanticipated difficulties and/or expenditures relating to such transactions; the risk that regulatory approvals required for such transactions are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of such transactions; litigation relating to such transactions; the impact of such transactions on each company’s relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining, cost savings and synergies from such transactions; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, Brookdale plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Brookdale and Emeritus that also constitutes a prospectus of Brookdale, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS

REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading “About Brookdale / Investor Relations” or from Emeritus at www.emeritus.com under the heading “Investor Relations.”

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in Emeritus’ Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.